Brian A. Pearlman (954) 713-7615 bapearlman@arnstein.com	LAW OFFICES ARNSTEIN & LEHR LLP 200 EAST LAS OLAS BOULEVARD SUITE 1700 FT. LAUDERDALE, FLORIDA 33301-2240 (954) 713-7600 FAX (954) 713-7700 www.arnstein.com FOUNDED 1893

CHICAGO, ILLINOIS

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BOCA RATON, FLORIDA

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MIAMI, FLORIDA

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TAMPA, FLORIDA

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WEST PALM BEACH, FLORIDA

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HOFFMAN ESTATES, ILLINOIS

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MILWAUKEE, WISCONSIN

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MEMBER OF
INTERNATIONAL

LAWYERS NETWORK

April 9, 2007

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 6010

Washington, DC  20549

Attention:  John Krug and Amy Bruckner

Re:

XenaCare Holdings, Inc.

Registration Statement on Form SB-2

Filed December 22, 2006

File No. 333-139595

Dear Sir and Madam:

On behalf of XenaCare Holdings, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated April 4, 2007.  Each of our responses has been numbered to be consistent with the comments within the Comment Letter.  In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

FORM SB-2

Explanatory Note

COMMENT 1.

We note your response to comment 1 and the changes you have made to refer to a subsequent offering.  Please confirm that prior to the beginning of the secondary offering a post-effective amendment will be filed that will include a discussion of the results of the primary offering and clearly indicate whether the offering is a secondary offering of securities.

The explanatory note has been revised to confirm that prior to the beginning of the secondary offering a post effective amendment will be filed that will include a discussion of the primary offering and clearly indicate that the selling shareholder registration statement is a secondary offering.

Securities and Exchange Commission

April 9, 2007

Selling Shareholders, page 27

COMMENT 2.

We note the discussion in the second paragraph on page 27.  Since the primary offering will be completed before beginning the secondary offering, please clarify that the document will be updated to reflect the results of the primary offering.

The discussion in the second paragraph on page 27 has been revised to clarify that the prospectus will be updated to reflect the results of the primary offering.

Consolidated Statements of Changes in Shareholders’ Equity, page F-5

COMMENT 3.

We acknowledge your response to comment 15 and reissue our comment in part.  Please revise your statement of changes in shareholders’ equity for the year ended December 31, 2006 to appropriately reflect your issuance of the 250,000 shares (par value $0.001) at $2.00 per share.  It appears you have ascribed $250,000 to “common stock- amount” and nothing to additional paid-in capital.

The consolidated statements of changes in shareholders’ equity has been revised to ascribe a value under “additional paid-in” capital and to reduce the amount ascribed to “common stock – amount”.

Notes to Consolidated Financial Statements (Unaudited), page F-7

Note 1. – Organization and Nature of Business, page F-7

COMMENT 4.

We acknowledge your response to comment 13 and reissue our comment, as your response did not fully clarify how you accounted for the XenaCare LLC transaction and why you present the financial statement information of XenaCare LLC for the periods preceding the incorporation of XenaCare Holdings, Inc. Please address the points that follow.

•

Tell us how you determined that the transaction occurred between entities under common control, addressing the relevant factors that you considered pursuant to paragraph 3 of EITF No. 02-5.  It is unclear based on the supplemental ownership table that you provided whether one of the founders of XenaCare Holdings, Inc. held an interest in XenaCare LLC prior to the transaction and, if so, what percentage that founder may have controlled. As a result, we cannot ascertain how you concluded this is a “common control” exchange transaction and how you then applied the related accounting treatment to the financial statements.

•

You assert in Notes 1 and 9 that you accounted for this transaction as a business combination under SFAS No. 141 and that you applied purchase accounting, which conflicts with your assertion that you accounted for the transaction as entities under

Securities and Exchange Commission

April 9, 2007

common control.  If you determine that no change in control actually occurred, it does not appear that the transaction should be accounted for as entities under common control.  If you believe that purchase accounting is appropriate, please provide us further information that clarifies how you determined that XenaCare LLC is the “accounting acquirer” in this transaction.  Please address paragraphs 15-17 of SFAS No. 141.  If purchase accounting is appropriate, it does not appear that XenaCare LLC could be the “accounting acquirer” based on the supplemental ownership information that you have provided.  Please revise your financial statements to reflect those of XenaCare Holdings, Inc. from the company’s inception, inclusive of the financial statements of XenaCare LLC only from the date of acquisition, which would eliminate the predecessor financial statement information.

Paragraph 3 of Emerging Issues Task Force (EITF) No. 02-5, “Definition of “Common Control” in Relation to FASB Statement No. 141”, states the following:

The FASB staff understands that the SEC staff has indicated that common control exists between (or among) separate entities only in the following situations:

a.

An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.

b.

Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

(1)

Immediate family members include a married couple and their children, but not the married couple’s grandchildren.

(2)

Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration regarding the substance of the ownership and voting relationships.

c.

A group of shareholders hold more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

With our previous response letter dated March 20, 2007, and per the request of the SEC for comment 13, we provided details in an attached schedule regarding “the ownership of each member or shareholder and the percentage interests owned in XenaCare LLC and Xenacare Inc. before and after the transaction”.  Upon further review of the schedule, we noted an error in the information previously provided.  The schedule had been corrected and is attached to this letter of response and demonstrates that there was common control between the separate entities of XenaCare LLC and XenaCare Holdings, Inc.  Specifically, Xenacare Management LLC held 84% of the shares outstanding of Xenacare LLC before the transaction.  Dr. Alan Xenakis and Frank Rizzo held 51% and 49% of the shares outstanding of Xenacare Management LLC before the transaction, respectively.  After the transaction, Dr. Alan Xenakis and Frank Rizzo held 36.7% and 36.4% of the shares

Securities and Exchange Commission

April 9, 2007

outstanding of Xenacare Holdings, Inc., respectively.  The combined ownership of shares by Dr. Alan Xenakis and Frank Rizzo before and after the transaction exceeds the 50 percent threshold.  Additionally, there is contemporaneous written evidence of an agreement to vote their shares in concert.

Upon further review it has been determined that the transaction was not recorded as a business combination under SFAS No. 141 and that purchase accounting was not applied. For accounting purposes, the actions resulted in an exchange of equity interests between entities under common control.   All references to SFAS No. 141 and purchase accounting have been deleted and revised language has been inserted.

We note the Staff’s closing comments and have provided marked copies of the Amended Registration Statement.  We appreciate the cooperation and courtesies extended to us by the Staff and if you require additional assistance, please let us know.

Sincerely,

Brian A. Pearlman

BAP/sm

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

Xenacare Holdings, Inc. SEC Question 13

Company Before the Conversion Transaction	Shareholder		Units/Shares Held Before Transaction	% Held Before Transaction	Shares Held in Xenacare Holdings, Inc. After Transaction	% Held in Xenacare Holdings, Inc. After Transaction

Xenacare Holdings, Inc.:
Xenacare Holdings, Inc.	Dr. Alan	Xenakis	7,559,226	38.2%	7,559,226	36.7%
Xenacare Holdings, Inc.	Frank	Rizzo	7,492,477	37.9%	7,492,477	36.4%
Xenacare Holdings, Inc.	Conned, Inc.		4,728,841	23.9%	4,728,841	23.0%

Total			19,780,545	100%	19,780,545	96.1%

Xenacare LLC:
Xenacare LLC	XenacareManagement LLC		8,400,000	84%	0	0.0%
Xenacare LLC	Michael	Wasserman	100,000	1.0%	50,000	0.2%
Xenacare LLC	Phillip	Beron	50,000	0.5%	25,000	0.1%
Xenacare LLC	Robert & Theresa	Matus	50,000	0.5%	25,000	0.1%
Xenacare LLC	Merry R. Willis Trust		100,000	1.0%	50,000	0.2%
Xenacare LLC	Fausto	De La Cruz	50,000	0.5%	25,000	0.1%
Xenacare LLC	Jim	Daw	50,000	0.5%	25,000	0.1%
Xenacare LLC	Korten Revocable Trust		50,000	0.5%	25,000	0.1%
Xenacare LLC	Leo & Eileen	Arnold	25,000	0.3%	12,500	0.1%
Xenacare LLC	Aaron	Rifkind	25,000	0.3%	12,500	0.1%
Xenacare LLC	Jack	Corman	25,000	0.3%	12,500	0.1%
Xenacare LLC	James E. Newbury Trust		50,000	0.5%	25,000	0.1%
Xenacare LLC	Tom	Entwistle	425,000	4.3%	212,500	1.0%
Xenacare LLC	John	Miller	50,000	0.5%	25,000	0.1%
Xenacare LLC	DB Estimators, Inc		25,000	0.3%	12,500	0.1%
Xenacare LLC	William & Cynthia	Miccichi	50,000	0.5%	25,000	0.1%
Xenacare LLC	Craig & Rachelle	Wood	50,000	0.5%	25,000	0.1%
Xenacare LLC	John	Chase	100,000	1.0%	50,000	0.2%
Xenacare LLC	Prosperity Xenapartners, LLC		75,000	0.8%	37,500	0.2%
Xenacare LLC	James M.	Dillon	50,000	0.5%	25,000	0.1%
Xenacare LLC	Robert B.	Greene	150,000	1.5%	75,000	0.4%
Xenacare LLC	Sean	Conners	50,000	0.5%	25,000	0.1%

Total			10,000,000	100.0%	800,000	3.9%

Grand Total					20,580,545	100.0%